Exhibit 4.13(1)

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED AT THE APPROPRIATE PLACES WITH FIVE ASTERISKS [*****], HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL, AND (II) THE TYPE THAT THE COMPANY TREATS AS PRIVATE AND CONFIDENTIAL

TRAFIGURA CANADA GENERAL PARTNERSHIP DEVON TOWER, 3450, 400 3 AVENUE SW CALGARY, AB T2P 4H2

This Confirmation and the attached “General Terms – Condensate Purchase and Sale Agreement” forms an agreement (the “Agreement”) whereby Buyer agrees to purchase and accept and Seller agrees to sell and deliver under the following terms and conditions:

SELLER:	Trafigura Canada General Partnership
BUYER:	Japan Canada Oil Sands Limited or any successor in interest thereto, including as a result of the proposed amalgamation of HE Acquisition Corporation with Greenfire Acquisition Corporation and Japan Canada Oil Sands Limited.
QUANTITY:	On the 10th business day prior to the start of the month prior to each delivery month, Buyer shall nominate all of the volumes of condensate required for Buyer to meet its obligations under the Marketing Agreement (Blend) dated September _17___, 2021 between Japan Canada Oil Sands Limited, as seller, and Trafigura Canada General Partnership, as buyer, as amended from time to time, (the “Marketing Agreement (Blend)”), for the delivery month, and which will constitute the volume of condensate to be sold in the delivery month under this Agreement. Seller shall respond to such nomination within the 5 following days confirming the volumes of condensate that it will supply to Buyer under this Agreement.
QUALITY:	Polaris Pipeline Quality Specifications of condensate.
TERM:	The term of this Agreement shall be the same as the Marketing Agreement (Blend).
DELIVERY POINT:	Keyera terminal at Edmonton, Alberta for injection into IPI Polaris pipeline.
PURCHASE PRICE:	The Purchase Price for purchases in any month shall be the monthly weighted index for Edmonton CRW as published by Net Energy Inc. (“Net Energy”) and Intercontinental Exchange, Inc. (“ICE”) for the delivery month, plus the amounts specified below; provided that Seller and Buyer may agree from time to time to fix the Purchase Price of future condensate volumes on an arm’s length basis and on market terms to seek to protect Buyer’s exposure to WTI and condensate prices. The Purchase Price shall be increased for all fixed or floating transportation, terminal fees and charges, financing fees and costs including but not limited to tariff(s)/terminal fee(s)/loss allowance, Line of Credit costs (LC), all transportation fees and costs incurred by Seller to transport condensate to the Delivery Point and all costs associated with repurchasing apportioned volumes of condensate requested, but not supplied by suppliers to the Seller. The Purchase Price for each month shall be further increased by a marketing fee of [*****] on all barrels of condensate sold during such month.

PAYMENT:	Payable by Wire in CAD funds on or before the 25th of the month following the month of delivery using the average US/CAD exchange rate for the month of delivery; provided that Buyer and Seller agree that, from and after the time at which the Buyer under this Agreement is the same as the seller under the marketing agreement dated April 1, 2021 between Greenfire Acquisition Corporation and Trafigura Canada General Partnership, as amended from time to time and the seller under the Marketing Agreement (Blend), as amended from time to time, the Buyer and Seller agree to the netting of amounts payable hereunder with amounts payable thereunder and the entrance into a netting agreement mutually satisfactory to them to give effect thereto.
SPECIAL PROVISIONS:
(a) In respect of the Edmonton terminal operated by Keyera and the Polaris Pipeline operated by Inter Pipeline:
a. Seller shall post LC if applicable and charge full costs of such LCs to Buyer.
b. Seller shall pay all take or pay commitments directly to counterparties and such amounts will be added to the Purchase Price.
c. All Linefill volumes held by Buyer shall be moved to Seller’s account as agent and managed with associated costs passed back.
(b) Delivery of the Condensate shall be made on DAP basis at the Delivery Point.
(c) Within 10 business days following the month of delivery, Seller shall provide Buyer a report that outlines in reasonable detail all of the costs included in the Purchase Price. The Seller shall maintain books, accounts and records in reasonable detail that describe performance under this Agreement (the “Records”). Buyer shall have the right, upon reasonable notice, to audit the Records one time each year. Each audit shall be conducted so as to cause minimum inconvenience to Seller and be completed during normal business hours. This audit right shall extend from the date hereof until twelve (12) months following the Term or earlier termination of this Agreement.
(d) Buyer will provide on a monthly basis a rolling 6 month forecast for estimated condensate requirements to meet blend requirements based on forecasted bitumen production.
(e) Buyer may assign this Agreement with the prior written consent of Seller, which consent may not be unreasonably withheld or delayed and only to the extent that any assignee shall enter into an enforceable assignment and novation agreement with Seller whereby the assignee shall agree to assume and be bound by all of the obligations of Buyer hereunder. Under no circumstances will Seller be required to recognize a partial assignment of this Agreement or to have a contractual relationship with more than one seller in respect of the subject matter hereof.
(f) Seller may assign all or any part of its interest in this Agreement to an affiliate without the prior written consent of Buyer or to any other person with the prior written consent of Buyer, which consent may not be unreasonably withheld or delayed.
MISCELLANEOUS:	In the event of a conflict or inconsistency between this Confirmation and the General Terms attached hereto, this Confirmation shall govern and prevail.

INVOICE CONTRACT:	Invoicing Trafigura	Phone: [XXXXX] Email: [XXXXX]

Dated this _17th___ day of _September__, 2021.

TRAFIGURA CANADA GENERAL PARTNERSHIP	JAPAN CANADA OIL SANDS LIMITED

Contract #	Contract #

Per:	Per:

Title:	Title:

This Confirmation and the attached “General Terms – Condensate Purchase Sale Agreement”, including without limitation the rights of set-off provided for therein are hereby acknowledged, agreed and consented to this ___17th_____ day of September, 2021.

GREENFIRE ACQUISITION CORPORATION

Per:

Title:

This Confirmation and the attached “General Terms – Condensate Purchase Sale Agreement”, including without limitation the rights of set-off provided for therein are hereby acknowledged, agreed and consented to this ___17th_____ day of September, 2021.

GENERAL TERMS

CONDENSATE PURCHASE AND SALE AGREEMENT

1. GENERAL TRANSACTION PROVISIONS:

(a)	purchase and sale: Subject to the terms and conditions set forth in this Agreement, Seller agrees to sell and deliver and Buyer agrees to purchase and accept the quantities of the product specified in the Confirmation (“Condensate”) during the Term for the Purchase Price. Delivery and acceptance of Condensate shall occur at the Delivery Point.

(b)	seller representations: Seller represents and warrants that, during the Term:

(i)	the Condensate delivered hereunder is at least of the quality noted in the Confirmation;

(ii)	it has full right and authority to sell and deliver the Condensate to the Buyer and receive payment therefor; and

(iii)	upon such sale and delivery, the Condensate is free of all liens, royalties, encumbrances or other adverse claims of any nature whatsoever.

(c)	seller covenants: Seller shall, during the Term:

(i)	provide to Buyer upon reasonable request, documentation and other material as may be required to evidence compliance with Section 1(b)(ii); and

(ii)	not sell or otherwise transfer, dispose, encumber or permit the encumbrance of all or any part of the quantity of Condensate in favour of any other person or entity other than the Buyer without the express written consent of the Buyer.

(d)	title/risk/indemnity: Title to and all risk associated with the Condensate delivered by Seller hereunder (including risk of loss) passes to Buyer upon acceptance of the Condensate by Buyer or the pipeline or other carriers receiving the Condensate on behalf of the Buyer (the “Carriers”) at the Delivery Point and as between Seller and Buyer, Seller will have control and possession of the Condensate and be responsible for all damages or injury occurring and attributable to the Condensate before acceptance of the Condensate by Buyer or its Carrier at the Delivery Point and Buyer will have control and possession of the Condensate and be responsible for all damages or injury occurring and attributable to the Condensate upon and after acceptance of the Condensate by Buyer or its Carrier at the Delivery Point. Each party is liable to and agrees to indemnify and save harmless the other party against any costs or claims arising while the Condensate is in the indemnifying party’s control and possession, unless such costs or claims are due to the other party’s acts or omissions, including, without limitation, a breach of any term or condition of this Agreement.

(e)	quantity/delivery: The quantity of Condensate delivered shall be determined by use of tank tables or mutually acceptable industry automatic measuring equipment. Measurements may be witnessed by representatives of the Buyer and Seller.

(f)	non-compliance indemnity: If any representation or warranty made by Seller in Section 1(b) is or becomes false or misleading or if Seller breaches any covenant made in Section 1(c) (a “Non-Compliance”), Seller will be liable for and agrees to indemnify and save harmless Buyer against any costs, expenses, damages, claims, demands, penalties and other liabilities (including, reasonable legal fees) associated with such Non-Compliance. In addition, the Buyer may, without prejudice to any of its other remedies, exercise any combination of the following remedies:

(i)	return any non-complying Condensate to Seller at Seller’s sole cost and expense; and

(ii)	refuse to accept delivery of all or any part of the Quantity of Condensate without relieving Seller of its obligations to indemnify and hold harmless Buyer with respect to any Condensate accepted prior to such approval.

(g)	force majeure: In this Agreement “Force Majeure” means any event beyond the reasonable control of the party claiming same, including those events affecting upstream production facilities and downstream carriers, but excludes:

(i)	events to the extent they are caused or continued by the claiming party’s negligence, lack of commercially reasonable due diligence or lack of financial capability;

(ii)	the availability of a more attractive market or purchaser; or

(iii)	inefficiencies or poor economics related to bitumen or Condensate production operations.

If a party fails to perform any obligation under this Agreement (other than an obligation to pay money), to the extent such failure was due to Force Majeure, such party will be relieved from all liability to the other in respect of such failure, there will be no obligation on the parties to make-up any quantity of Condensate not delivered or accepted as a result of the Force Majeure and each party will be liable for its own resultant losses and costs. The party seeking to rely upon Force Majeure must, as soon as practical (A) give notice of the event with reasonable detail and expected duration and its obligations that are affected thereby; (B) use all reasonable efforts to remedy the event and; (C) give notice when the event has been remedied, and failure to do any of the foregoing shall prevent the claiming party from relying upon Force Majeure to the extent of such failure.

2.	PAYMENT:

(a)	invoicing/payment: Seller shall invoice Buyer within 10 days after each month of the Term and Buyer shall pay the amount owing to Seller by the later of the 25th day of the month following the month of Condensate delivery and 10 days after receipt of Seller’s invoice. If payment is due on a non-business day that is a Sunday or Monday, payment shall be due on the next immediately following business day; otherwise payments due on non-business days are due on the immediately preceding business day. Payment may be made by cheque delivered to the Seller’s address specified in the Confirmation, by industry cheque exchange or by wire or electronic funds transfer as may be designated by the Seller from time to time. Unless otherwise specified in the Confirmation, all payments are to be in immediately accessible and available funds in the currency of the Purchase Price. If the Buyer, under this or any other agreement, is owed money by Seller, Buyer may aggregate and net such amounts with the amounts owing hereunder by Buyer to Seller so as to discharge such obligations to the extent of such effective netting and the party owing an amount after such netting shall pay such amount.

(b)	late payment: Amounts due and not paid when required may, at the owed party’s discretion, bear interest at the National Bank of Canada, Calgary Main Branch prime annual lending rate for Canadian dollar commercial loans plus 2% until all principal plus accrued interest is paid.

(c)	taxes: The Purchase Price is exclusive of all taxes including the goods and services tax or harmonized sales tax imposed pursuant to the Excise Tax Act (Canada) or any similar or replacement value added or sales or use tax enacted under successor legislation, or any provincial sales tax imposed by a Province of Canada (collectively “GST”). If GST is imposed under applicable laws on the Purchase Price or the sale, delivery or use of the Condensate, Buyer shall pay such tax, and the parties agree to collect and remit such tax in accordance with the applicable law. Seller shall pay or cause to be paid all taxes, fees, levies, penalties, licenses, interest or charges imposed by any government authority (“Taxes”) on or with respect to the Condensate prior to the Delivery Point. Buyer shall pay or cause to be paid all Taxes on or with respect to the Condensate at the Delivery Point and all Taxes after the Delivery Point. If a party is required to remit or pay Taxes that are the other party’s responsibility under this Agreement, the party responsible for such Taxes shall promptly reimburse the other party for such Taxes. Any party entitled to an exemption from any such Taxes or charges shall furnish the other party any necessary documentation.

3.	ADEQUATE ASSURANCE:

If, in the reasonable opinion of a Party (the “Demanding Party”), the ability of the other party to make any payment or perform any obligation under this Agreement is or becomes impaired or if the Demanding Party has reasonable grounds for insecurity regarding the payment or performance of any obligation under this Agreement by the other party, the Demanding Party may, without prejudice to any of its other remedies, require the other party to provide security to the Demanding Party to secure such payment or performance or both. If the other party fails to provide such security to the Demanding Party within five business days of the Demanding Party’s written demand therefor, such failure shall constitute an Event of Default of the other party for the purposes of this Agreement. As used herein, “security” shall mean a letter of credit, or a mutually agreed upon alternative security, in a form and amount reasonably acceptable to the Demanding Party.

4.	DEFAULT:

In addition to those noted in Section 1(f) and Section 3, the following constitute defaults (to the extent not caused by the other party’s prior default) under this Agreement (each an “Event of Default”):

(a)	if a party fails to make, when due, any payment required under this Agreement or any other agreement between the parties or their respective affiliates and such is not remedied within 2 business days after notice is given by the Non-Defaulting Party;

(b)	if a party breaches any other provision of this Agreement (other than as noted in Sections 4(a)) or any other agreement between the parties or their affiliates or there exists an event of default occasioned by such party under any other agreement between the parties or their affiliates and, in the case of breach, such breach is not remedied within 3 business days after notice is given by the Non-Defaulting Party;

(c)	if a party fails to provide security as and when required in Section 3;

(d)	if any representation or warranty made by a party hereunder shall prove to be or has become false or misleading in any material respect; or

(e)	if a party becomes bankrupt or insolvent (however evidenced) or is the subject of any reorganization, moratorium, receivership, liquidation, winding-up or other similar proceeding under any bankruptcy, insolvency or similar laws affecting creditor rights.

Should such an Event of Default occur in respect to a party (the “Defaulting Party”), in addition to those rights noted in Section 1(f) and Section 3 and without limiting any other rights that may be available, the party that is not subject to the Event of Default (the “Non- Defaulting Party”) may, without further demand or notice to the Defaulting Party and at its sole discretion:

(f)	suspend delivery or acceptance of Condensate or payment for Condensate already delivered, as applicable;

(g)	realize upon any security held;

(h)	set off amounts payable by the Non-Defaulting Party to the Defaulting Party against any amounts owed or owing by the Defaulting Party or its affiliates under this or any other agreement (whether or not yet due);

(i)	if the Event of Default has not been cured within fifteen (15) business days of being notified of such Event of Default by the Non-Defaulting Party, designate by notice to the Defaulting Party a date as an early termination date (the “Early Termination Date”) for the termination and liquidation of the Confirmation under the Agreement (each a “Terminated Transaction”), in which case the Terminated Transaction will be settled in the manner contemplated by Section 5 below and this Agreement (and the Confirmation) shall terminate on the Early Termination Date; or

(j)	exercise any combination of these rights and/or any other rights or remedies under applicable law.

The Non-Defaulting Party shall apply the proceeds of any such exercise of rights against the obligations owed hereunder free from any claim of the Defaulting Party.

Notwithstanding anything else in this Agreement, no party shall be liable to the other for loss of prospective profit, incidental, special, consequential or indirect damages, except as set forth in Section 5.

5.	SETTLEMENT OF A TERMINATED TRANSACTION:

In the circumstances of a Terminated Transaction, the Non-Defaulting Party shall determine, in good faith and in a commercially reasonable manner as of the Early Termination Date:

(a)	the amount owed (whether or not then due) by each party with respect to all Condensate delivered and received between the parties under Terminated Transactions on and before the Early Termination Date for which payment has not yet been made by the party that owes such payment under this Agreement (the “Unpaid Amounts”); and

(b)	the Liquidated Amount of any Terminated Transactions for the time period following the Early Termination Date.

The Liquidated Amount shall be due to Buyer if the Market Value for the Terminated Transaction exceeds the Contract Value for such Terminated Transaction and shall be due to Seller if the opposite is the case.

As soon as reasonably practicable, the Non-Defaulting Party shall provide the Defaulting Party with a statement, showing in reasonable detail the calculation of the Unpaid Amounts and all Liquidated Amounts as determined, and netting all amounts due between the parties into a single payment amount (the “Final Settlement Amount”), provided that any amounts not then due shall be discounted to present value. The party with the payment obligation will pay to the other party the Final Settlement Amount within twenty (20) business days after the statement is delivered to the Defaulting Party. The parties’ rights under this Section 5 shall be in addition to, and not in limitation or exclusion of, any other rights which the parties may have in this Agreement, in equity, at law or otherwise.

For the purposes of this Section 5, the following terms have the following meanings:

The “Liquidated Amount” for each Terminated Transaction is an amount equal to the difference between the Market Value and the Contract Value of that Terminated Transaction, and where appropriate, discounted to present value using commonly accepted calculation methods based on the period between the date on which the amounts would have been due under the Terminated Transaction and the date the Liquidated Amount is paid to Buyer or Seller, as appropriate;

“Contract Value” means the number of Condensate barrels remaining (or reasonably expected) to be delivered and purchased under a Terminated Transaction, multiplied by the Purchase Price; and

“Market Value” means the number of Condensate barrels remaining (or reasonably expected) to be delivered and purchased under a Terminated Transaction, multiplied by the market price at Edmonton, Alberta for products similar to the Condensate used in arm’s- length transactions with substantially similar terms and conditions as this Agreement, as determined by the Non-Defaulting Party in a commercially reasonable manner. To ascertain the Market Value, the Non-Defaulting Party may consider, among other valuations, any or all published settlement prices, quotations from leading dealers in commodity trading markets, similar sales or purchases and any other bona fide third-party offers, all adjusted for the length of the term and differences in transportation and logistics costs. A party shall not be required to enter into a replacement transaction(s) in order to determine the Market Value. Any extension(s) of or options to extend the term of a transaction to which parties are not bound as of the Early Termination Date shall not be considered in determining the Contract Values and Market Values.

6.	MISCELLANEOUS:

(a)	A waiver by a party of one or more obligations of the other shall be effective only if in writing and signed by the waiving party and no waiver shall waive any other obligations, whether of a like or different nature.

(b)	This Agreement represents the entire Agreement between the parties regarding the transaction contemplated in the Confirmation and may be amended or superseded only by written agreement signed by both parties. In the event of a conflict or inconsistency between the Confirmation and these General Terms, the Confirmation shall govern and prevail.

(c)	Time is of the essence in this Agreement.

(d)	Headings are for convenience only and shall not affect the interpretation hereof.

(e)	Neither party may assign this Agreement without the written consent (not to be unreasonably withheld) of the other party.

(f)	The parties shall preserve as confidential the terms of this Agreement and disclose same only to its employees who have a need to know or as may be required by applicable law.

(g)	All notices and other communications may be given by personal delivery or facsimile delivery to the addresses or facsimile numbers of the parties noted in the Confirmation. If delivery occurs on a non-local business day or after 5:00 p.m. on a local business day, delivery shall be deemed to have occurred on the next following local business day. Timing of facsimile deliveries shall be evidenced by the confirmation of transmission by the facsimile machine of the sending party. Either party may change its notice or method of payment information by providing 10 business days prior written notice to the other.

(h)	If any amount must be converted into another currency in order to calculate an amount owing hereunder, the party making the conversion must use the indicative daily average exchange rates published by the Bank of Canada for the calendar month immediately preceding the date of the relevant calculation.

(i)	Termination of this Agreement shall not affect or prejudice any of the rights of the party’s accruing prior to such termination.

(j)	This Agreement and all matters related to this Agreement shall be interpreted in accordance with the laws in effect in Alberta and the venue for any judicial action shall be Calgary, Alberta.

(k)	Terms that are expressly defined in the Confirmation shall have the same meanings when used in these General Terms.

(l)	Terms used herein and having a generally accepted meaning in the oil and gas industry in Western Canada shall have such meaning herein.

(m)	This agreement constitutes an “eligible financial contract” under and in all proceedings related to the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or the Winding-up and Restructuring Act (Canada), as the same may be amended, restated, replaced or re-enacted from time to time, and will be treated similarly under and in all proceedings related to any bankruptcy, insolvency or similar law (regardless of the jurisdiction of application or competence of such law) or any ruling, order, directive or pronouncement made pursuant thereto.

* END OF GENERAL TERMS *

Exhibit 1